UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

RESEARCH IN MOTION LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

760975-10-2

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760975-10-2	13G	Page 2 of 6 Pages
(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Michael Lazaridis
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 13,032,550
(6)	Shared Voting Power 0
(7)	Sole Dispositive Power 13,032,550
(8)	Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,032,550 at December 31, 2006
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 7.0%
(12)	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Research In Motion Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices

295 Philip Street
Waterloo, Ontario N2L 3W8

Item 2(a).	Name of Person Filing

Michael Lazaridis

Of the 13,032,550 Common Shares beneficially owned by Mr. Lazaridis:

(i)	11,715,824 Common Shares are registered in the name of 1258701 Ontario
Limited, all the shares of which are owned by Mr. Lazaridis;

(ii)	637,900 Common Shares are personally held by Mr. Lazaridis;

(iii)	48,826 Common Shares are held by Mr. Lazaridis as trustee of the
Michael Lazaridis Family Trust II; and

(iv)	630,000 Common Shares are subject to stock options granted to Mr. Lazaridis that are presently exercisable or will be exercisable on or before March 1, 2007.

The 13,032,550 Common Shares beneficially owned by Mr. Lazaridis does not include
320,000 Common Shares subject to stock options granted to Mr. Lazaridis that are exercisable after March 1, 2007.

Item 2(b).	Address of Principal Business Office or, if None, Residence

295 Philip Street
Waterloo, Ontario N2L 3W8

Item 2(c).	Citizenship

Canadian

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

760975-10-2

Item 3.	Filing Category

Not applicable

Item 4(a).	Amount Beneficially Owned

13,032,550

Item 4(b).	Percent of Class

7.0%

Item 4(c).	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or direct the vote:

13,032,550

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or to direct the disposition:

13,032,550

(iv)	shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
The Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of the signatory’s knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

/s/ Michael Lazaridis
Michael Lazaridis